Exhibit 99.(d)(3)(C)

Schedule A

to

Sub-Advisory Agreement between

Park Avenue Institutional Advisers LLC and

Wellington Management Company LLP
Dated August 8, 2016
Amended as of June 17, 2020

Series	Fee (as an annual percentage of average daily net assets of the Series):

Guardian Large Cap Disciplined Growth VIP Fund	0.33% of the first $50 million in assets;
0.30% on the next $100 million in assets;
0.27% on the next $200 million in assets;
0.24% on the next $200 million in assets; and
0.22% over $550 million in assets

Guardian Global Utilities VIP Fund	0.36%

Guardian Balanced Allocation VIP Fund	0.24%